CUSIP No. M5216V106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Global-E Online Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M5216V106

(CUSIP Number)

January 24, 2022

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5216V106

1	Name of Reporting Person: Abdiel Qualified Master Fund, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,554,841
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,554,841

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 8,554,841
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%*
12	TYPE OF REPORTING PERSON PN

*

Based on 145,641,073 Ordinary Shares outstanding as of June 30, 2021, as reported in the Issuer’s Prospectus on Form 424B4 dated September 9, 2021 filed with the Securities and Exchange Commission on September 13, 2021.

CUSIP No. M5216V106

1	Names of Reporting Person: Abdiel Capital, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 263,116
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 263,116

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 263,116
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%*
12	TYPE OF REPORTING PERSON PN

*

Based on 145,641,073 Ordinary Shares outstanding as of June 30, 2021, as reported in the Issuer’s Prospectus on Form 424B4 dated September 9, 2021 filed with the Securities and Exchange Commission on September 13, 2021.

CUSIP No. M5216V106

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,817,957*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,817,957*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 8,817,957*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%**
12	TYPE OF REPORTING PERSON OO

*	Consists of 8,554,841 Ordinary Shares held by Abdiel Qualified Master Fund, LP and 263,116 Ordinary Shares held by Abdiel Capital, LP.
**

Based on 145,641,073 Ordinary Shares outstanding as of June 30, 2021, as reported in the Issuer’s Prospectus on Form 424B4 dated September 9, 2021 filed with the Securities and Exchange Commission on September 13, 2021.

CUSIP No. M5216V106

1	Names of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,817,957*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,817,957*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 8,817,957*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%**
12	TYPE OF REPORTING PERSON PN, IA

*	Consists of 8,554,841 Ordinary Shares held by Abdiel Qualified Master Fund, LP and 263,116 Ordinary Shares held by Abdiel Capital, LP.
**

Based on 145,641,073 Ordinary Shares outstanding as of June 30, 2021, as reported in the Issuer’s Prospectus on Form 424B4 dated September 9, 2021 filed with the Securities and Exchange Commission on September 13, 2021.

CUSIP No. M5216V106

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,817,957*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,817,957*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 8,817,957*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%**
12	TYPE OF REPORTING PERSON IN

*	Consists of 8,554,841 Ordinary Shares held by Abdiel Qualified Master Fund, LP and 263,116 Ordinary Shares held by Abdiel Capital, LP.
**

Based on 145,641,073 Ordinary Shares outstanding as of June 30, 2021, as reported in the Issuer’s Prospectus on Form 424B4 dated September 9, 2021 filed with the Securities and Exchange Commission on September 13, 2021.

CUSIP No. M5216V106

SCHEDULE 13G

Item 1(a)	Name of Issuer: Global-E Online, Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 25 Basel Street, Petah Tikvah, 4951038 Israel

Item 2(a)	Name of Persons Filing: Abdiel Qualified Master Fund, LP Abdiel Capital, LP Abdiel Capital Management, LLC Abdiel Capital Advisors, LP Colin T. Moran

Item 2(b)	Address of Principal Business Office, or if None, Residence: 90 Park Avenue, 29th Floor, New York, NY 10016

Item 2(c)

Citizenship:

Abdiel Qualified Master Fund, LP - Cayman Islands

Abdiel Capital, LP - Delaware

Abdiel Capital Management, LLC - Delaware

Abdiel Capital Advisors, LP - Delaware

Colin T. Moran - United States

Item 2(d)	Title of Class of Securities: Ordinary Shares, no par value

Item 2(e)	CUSIP Number: M5216V106

Item 3	For statements filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not Applicable.

Item 4

Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

CUSIP No. M5216V106

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. M5216V106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2022

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually